Exhibit 99.2

CERTIFICATION

I, Jean-Michel Etienne, Chief Financial Officer of Publicis Groupe S.A. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1) the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Report”) which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JEAN-MICHEL ETIENNE

Jean-Michel Etienne
Chief Financial Officer

Dated: June 27, 2003